Exhibit 12.1

FOR IMMEDIATE RELEASE

Editorial Contacts:

Joe Greenhalgh, Director, Investor Relations – USA (510) 713-4430

Kristen Onken, Sr. Vice President and Chief Financial Officer – USA (510) 713-4430

Garreth Hayes, Public Relations Manager – Europe +41-(0) 21-863-5111

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Continues Strong Growth with Best Quarter Ever

Third Quarter Sales Up 16 Percent at $410 Million; Operating Income Up 29 Percent

at $65 Million; Net Income Up 65 Percent at $67 Million

FREMONT, Calif., Jan. 19, 2004 and ROMANEL-SUR-MORGES, Switzerland, Jan. 20, 2004 — Logitech International (Nasdaq: LOGI) (Switzerland: LOGN) today announced the best quarterly financial performance in the Company’s history. For Logitech’s third fiscal quarter, ended December 31, 2003, sales were $410 million, up 16 percent from $352 million for the same quarter one year ago. Gross margin was 34.3 percent, up from 31.5 percent in Q2 of this fiscal year, and up from 33.3 percent in the same quarter last year. Operating income was $65.3 million, up 29 percent from $50.8 million last year. Net income for the quarter was $66.8 million ($1.35 per share), up from $40.4 million ($0.80 per share) in the prior year. Excluding a one-time favorable impact of $13.4 million from the previously announced release of a valuation allowance on specific deferred tax assets, net income was $53.5 million ($1.09 per share), an increase of 32 percent over last year.

Logitech’s OEM sales continued their strong growth, up 39 percent year over year, fueled by sales to Sony of products such as the EyeToy™ camera for the Sony® PlayStation®2. Retail sales were up 12 percent from last year, driven by compelling product line-ups in each of Logitech’s product categories. Logitech saw particularly robust retail sales of webcams, PC speakers, cordless desktops and gaming controllers.

“This outstanding performance during our most pivotal fiscal quarter builds on a record second quarter, and increases our confidence that Logitech will achieve the financial goals we set for ourselves at the beginning of the fiscal year,” said Guerrino De Luca, Logitech president and chief executive officer. “In addition to our strong sales growth and record profitability, we are particularly pleased by the solid sequential and year-over-year improvement in

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gross margin. We are pursuing the right growth strategy – our efforts to reduce product costs and increase operating efficiencies are clearly paying off, even as we continue to invest in a range of demand-generating activities.”

Highlights of Logitech’s third quarter include:

•	Record retail sales for Logitech’s cordless desktop products – up 37 percent from the same quarter last year

•	Record growth for console gaming products – sales were up 174 percent from the same quarter last year and unit shipments totaled 2.5 million, nearly twice the unit shipments for any prior quarter

•	Continued retail sales growth for webcams, up 26 percent from last year

•	Retail sales growth for Logitech-branded multimedia speakers of 75 percent over last year

•	Cash flow from operations was $44 million, an increase of $11 million compared with the same quarter last year

•	Introduction of two critically acclaimed video products – the Logitech® QuickCam® Orbit webcam and the Logitech Pocket Digital™ 130 camera

•	Introduction of the Logitech diNovo Media Desktop™, an award-winning, high-style product that redefines the concept of a wireless keyboard and mouse with an innovative new design and with delivery on the promise of Bluetooth® technology to provide wireless interoperability between a PC and mobile phones, PDAs and other devices

For the fiscal year 2004, ending March 31, 2004, the Company reaffirmed its target for 15 percent growth in operating income, over FY 2003, and now expects higher sales growth than originally anticipated. Net sales should exceed $1.24 billion, approximately 13 percent growth over FY 2003.

Logitech also confirmed its sustained growth prospects by providing preliminary targets of 10 percent growth in revenue and 15 percent growth in operating income, for the fiscal year 2005, ending March 31, 2005, compared to the current fiscal year.

To discuss its earnings results for Q3 of fiscal 2004, and its outlook for the full fiscal year ending March 31, 2004, and for the following fiscal year, Logitech will conduct a teleconference on January 20, 2004, at 5:00 a.m. Pacific Standard Time/ 8:00 a.m. Eastern Standard Time/ 14:00 Central European Time. A live webcast of the teleconference will be accessible at http://www.logitech.com. A replay of this teleconference will be made available on the Logitech Web site. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

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About Logitech

Founded in 1981, Logitech designs, manufactures and markets personal interface products that enable people to effectively work, play, and communicate in the digital world. With corporate headquarters through its U.S. subsidiary in Fremont, California, and regional headquarters through local subsidiaries in Switzerland, Taiwan and Hong Kong, Logitech International is a Swiss public company traded on the Swiss Stock Exchange (LOGN) and in the U.S. on the Nasdaq National Market System (LOGI). The company has manufacturing facilities in Asia and offices in major cities in North America, Europe and Asia Pacific.

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This press release contains forward-looking statements, including the statements regarding Logitech’s expected revenue and operating income for Fiscal 2004 and Fiscal 2005 and the statements of Mr. De Luca regarding Fiscal 2004 financial goals and Logitech’s growth strategy. These forward-looking statements involve risks and uncertainties that could cause Logitech’s actual performance to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include Logitech’s ability to continue to implement product cost improvements, the sales mix of our higher and lower margin retail and OEM products, the timing of new product introductions by Logitech and its competitors and their acceptance by the market, our ability to match production to demand and coordinate the worldwide manufacturing and distribution of our products in a timely and cost-effective manner, general economic and political conditions, the effect of fluctuations in exchange rates, as well as generally those additional factors set forth in our Annual Report on Form 20-F for the fiscal year ended March 31, 2003, and subsequent filings, available from the SEC’s Edgar database at www.sec.gov and upon request from Logitech by calling (510) 713-4220. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo and other Logitech marks are owned by Logitech and may be registered. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the Company’s web site at www.logitech.com.

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LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars, except share and per share / ADS) – Unaudited

	Quarter Ended December 31
CONSOLIDATED STATEMENTS OF INCOME	2003	2002

Net sales	$409,557	$351,756
Cost of goods sold	269,082	234,744

Gross profit	140,475	117,012

% of net sales	34.3%	33.3%

Operating expenses :
Marketing and selling	47,751	41,271
Research and development	15,582	14,220
General and administration	11,800	10,750

Total operating expenses	75,133	66,241

Operating income	65,342	50,771

Interest expense, net	(316)	(239)
Other income, net	1,786	8

Income before income taxes	66,812	50,540
Provision for income taxes	12	10,108

Net income	$66,800	$40,432

Shares used to compute net income per share and ADS:
Basic	44,879,489	46,045,955
Diluted	49,764,195	51,168,419
Net income per share and ADS:
Basic	$1.49	$0.88
Diluted	$1.35	$0.80

Logitech Q3 Earnings - Page 4

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars, except share and per share / ADS) – Unaudited

	Nine Months Ended December 31
CONSOLIDATED STATEMENTS OF INCOME	2003	2002

Net sales	$921,342	$798,584
Cost of goods sold	627,767	529,327

Gross profit	293,575	269,257

% of net sales	31.9%	33.7%

Operating expenses :
Marketing and selling	115,266	107,485
Research and development	44,718	40,853
General and administration	32,977	31,862

Total operating expenses	192,961	180,200

Operating income	100,614	89,057

Interest expense, net	(1,669)	(508)
Other income, net	1,493	1,716

Income before income taxes	100,438	90,265
Provision for income taxes	6,737	18,044

Net income	$93,701	$72,221

Shares used to compute net income per share and ADS:
Basic	45,427,207	46,081,614
Diluted	50,175,604	51,795,923
Net income per share and ADS:
Basic	$2.06	$1.57
Diluted	$1.91	$1.43

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LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars) – Unaudited

CONSOLIDATED BALANCE SHEETS	December 31, 2003	March 31, 2003	December 31, 2002
Current assets
Cash and cash equivalents	$234,778	$218,734	$169,499
Accounts receivable	273,326	181,644	239,417
Inventories	140,666	124,123	140,636
Other current assets	51,266	38,762	38,344

Total current assets	700,036	563,263	587,896
Investments	16,189	1,458	1,434
Property, plant and equipment	36,469	38,914	39,861
Intangible assets
Goodwill	108,615	108,615	108,615
Other intangible assets	13,838	17,523	18,679
Other assets	12,072	8,529	12,940

Total assets	$887,219	$738,302	$769,425

Current liabilities
Short-term debt	$10,499	$10,102	$10,161
Accounts payable	179,642	129,326	164,103
Accrued liabilities	122,558	98,134	108,779

Total current liabilities	312,699	237,562	283,043
Long term debt	142,433	131,615	127,031
Other liabilities	3,535	3,563	3,540

Total liabilities	458,667	372,740	413,614
Shareholders’ equity	428,552	365,562	355,811

Total liabilities and shareholders’ equity	$887,219	$738,302	$769,425

Logitech Q3 Earnings - Page 6

LOGITECH INTERNATIONAL S.A.

(In thousands of U.S. dollars) – Unaudited

	Quarter Ended December 31		Nine months Ended December 31
SUPPLEMENTAL FINANCIAL INFORMATION	2003	2002	2003	2002
Depreciation	$7,733	$8,273	$20,356	$20,162
Amortization of other acquisition-related intangibles	1,273	1,261	3,945	3,791
Operating income	65,342	50,771	100,614	89,057
Operating income before depreciation and amortization	74,348	60,305	124,915	113,010
Capital expenditures	5,916	9,019	17,720	24,493

A reconciliation between net income on a GAAP basis and non-GAAP basis is as follows:

GAAP net income	$66,800	$40,432	$93,701	$72,221
Less: Release tax valuation allowance (1)	13,350	—	13,350	—

Non-GAAP net income	$53,450	$40,432	$80,351	$72,221

Shares used to compute net income per share and ADS:
Basic	44,879,489	46,045,955	45,427,207	46,081,614
Diluted	49,764,195	51,168,419	50,175,604	51,795,923
Non-GAAP net income per share and ADS:
Basic	$1.19	$0.88	$1.77	$1.57
Diluted	$1.09	$0.80	$1.64	$1.43

(1)	During the quarter ending December 31, 2003, the Company released a valuation allowance on specific deferred tax assets that was no longer required. As a result, taxes and net income for the quarter ending December 31, 2003, included a one-time favorable impact of $13.4 million. In order to provide investors with information comparable to historically reported data, Logitech believes it is appropriate to provide net income and basic and diluted net income per share without the favorable impact of the release of the valuation allowance.

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